OPERATING AGREEMENT

OF

Cavalier Title Services, LLC

A VIRGINIA LIMITED LIABILITY COMPANY

This Operating Agreement ("Agreement") of Cavalier Title Services, LLC, a Virginia limited liability company ("Company"), is made effective as of this 15 day of July, 2018, by and among the Persons listed in Exhibit A attached hereto and made a part hereof.

NOW, THEREFORE, in consideration of the mutual promises of the parties hereto, and of other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

Formation: The Members hereby acknowledge the formation of the Company as a limited liability company pursuant to the Virginia Limited Liability Act, (the "Act") by virtue of Articles of Organization filed on June 18, 2018 with the Virginia State Corporation Commission ("Commission"). The rights and liabilities of the Members shall be as provided in the Act, except as otherwise provided herein.

Name, Office and Registered Agent: The name of the Company shall be "Cavalier Title Services, LLC". The principal office and place of business of the Company shall be 611 Lynnhaven Pkwy, 2nd Floor, Virginia Beach, VA 23452. The Manager may at any time change the location of such office, provided the Manager gives notice to all Members of any such change. The name and address of the registered agent of the Company for the purposes of the Act is Donald L. Coleman, III, 611 Lynnhaven Pkwy, 2nd Floor, Virginia Beach, VA 23452. The registered agent's sole duty as such is to forward to the Company any notice that is served on him as registered agent.

- Donald L. Coleman, III and Scott T. Coleman shall be the co-managing Members.
- Managing Members must obtain approval from the majority of the outstanding membership interest to obligate to the Company to any liability in excess of $5,000.00.
- If any Member desires to withdraw from the Company, the Member must offer the membership interest first to the Company to purchase. The purchase price shall be the amount of the initial capital contribution.
- If any Member predeceases the other Members, the Member may leave his or her interest in the Company to his or her heir at law. The recipient of that interest shall be a passive Member and shall have no voting rights.
- The Company may be dissolved and liquidated upon a majority vote of the outstanding interest.
- Donald L. Coleman, III shall be the tax matters Member.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year first above written.

MEMBERS:

DOSCO Holdings, LLC

By:________________ 7/30/18
Donald L. Coleman, III, Member Date

By:________________ 7/30/18
Scott T. Coleman, Member Date

Chantel Ray Real Estate, Inc.

By:________________ 7/25/18
Chantel Ray, President Date

EXHIBIT A

TO THE OPERATING AGREEMENT OF

Cavalier Title Services, LLC

Members	Membership Interest in the Company	Contributions Cash/Property
DOSCO Holdings, LLC	50%	$3,000.00
Chantel Ray Real Estate, Inc.	50%	$3,000.00
TOTAL	**100%**	

Member Addresses for Notice Purposes

DOSCO Holdings, LLC: 611 Lynnhaven Pkwy, 2nd Floor, Virginia Beach, VA 23452.

Chantel Ray Real Estate, Inc.: 1833 Republic Rd, Virginia Beach, VA 23454

THE FOLLOWING HAVE BEEN DESIGNATED TO SERVE AS MANAGER OF THE COMPANY:

Donald L. Coleman, III

Scott T. Coleman

Members' Initials

